VIA EDGAR
July 3, 2024
Peter McPhun
Wilson Lee
United States Securities and Exchange Commission
Division of Corporation Finance
Attn: Peter McPhun and Wilson Lee
100 F Street, N.E.
Washington, D.C. 20549-0306

On behalf of HA Sustainable Infrastructure Inc., formerly known as Hannon Armstrong Sustainable Infrastructure Capital, Inc. prior to July 2, 2024, (the “Company”, “we” or “our”), set forth below are the responses of the Company to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received by letter dated June 26, 2024 (the “June 26 Letter”), with respect to the Company’s Form 10-K for the year ended December 31, 2023 (the “Form 10-K”). The responses to the Staff’s comments are set out in the order in which the comments were outlined in the June 26 Letter and are numbered accordingly.
Non-GAAP financial measures
Adjusted cash from operations plus other portfolio collections, page 62
1.We note your reconciliation of net cash provided by operation activities to adjusted cash flow from operations and other portfolio collection includes a measure titled cash available for reinvestment. Please revise future filings to identify such measure as a non-GAAP financial measure and disclose information as to its usefulness and how management utilizes such measure. Reference is made to paragraph (e)(i)(C) and (D) of Item 10 of Regulation S-K.

The Company acknowledges the Staff’s comment and will revise future filings to include the following language with regards to our disclosure of Cash available for reinvestment:

Cash available for reinvestment is a non-GAAP measure which is calculated as adjusted cash flow from operations and other portfolio collections less dividend and distribution payments made during the period. We believe Cash available for reinvestment is useful as a measure of our ability to make incremental investments from reinvested capital after factoring in all necessary cash outflows to operate the business. Management uses Cash available for reinvestment in this way, and we believe that our investors use it in a similar fashion.
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Notes to consolidated financial statements
6. Our portfolio
Equity method investments, page 99

2.For each equity method investment, please tell us and disclose in future filings, the name of each investee and percentage of ownership. Reference is made to disclosure guidance in paragraph 323-10-50-3 of the Accounting Standards Codification.

We do not believe that the disclosure of the name of each investee accounted for under the equity method is useful to investors. Investees are typically single purpose private companies created to hold infrastructure assets. Investee names are selected arbitrarily and do not communicate useful information on the underlying assets. Also, we do not believe that the percentage of equity ownership in each investee is information that would be useful to investors as our ownership interests in these entities are not analogous to common stock, and they change over time due to the structured nature of the underlying project partnerships in which allocations of economics vary over time between the various partners, as further discussed below.

Our equity method investees are typically private project companies owning infrastructure assets that are not required to publicly disclose financial information and whose names would not provide any context to readers of the financial statements in relation to the business in which they engage. As it relates to the disclosure of our ownership percentage, each of our equity method investees operates under an agreement that reflects our customized arrangements with respect to governance, economic participation, and the other terms of our relationship. The majority of these equity method investees are limited liability companies taxed as partnerships with governing documents that define how the Company and other investors will participate in operating cash distributions and tax allocations. These allocations are the result of negotiated schedules which typically do not correspond with our ownership percentage and which may change over the life of the investment. While the agreements describe how proceeds are to be distributed upon wind-up or liquidation of the entity allowing us to determine our overall hypothetical claim on net assets as of the end of each accounting period, such amounts change over time as cash and tax allocations change, preferred investors receive their targeted return, and the projects achieve certain construction or operational milestones. Additionally, such percentage claim would typically not present an accurate representation of our ability to influence the significant activities of such investees, as the significant activities of each entity are typically governed by a board of directors or management committee of each entity pursuant to the limited liability company agreement which defines the governance rights of such entities and is not necessarily aligned with any deemed ownership percentage of the investee.

For these reasons, we do not believe that disclosure of an estimated percentage of our equity ownership in each of our equity method investees would be useful information for investors, and we believe that any calculated percentages of our hypothetical claim on net assets for our investees are unlikely to accurately reflect our economic interest or share of governance rights and could be confusing and, in some cases, misleading to investors. In lieu of the disclosure of the percentage of equity ownership, we believe our existing disclosure for material investees provides an investor with an understanding of the investment structure necessary to evaluate each material investment.

We currently disclose and will continue to disclose for material investees where our carrying value is greater than 5% of the portfolio, the name of the investee and the carrying value, as well as a narrative describing the investment, which discusses the nature of the underlying renewable energy
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projects, the total amount of contributions we have made to the investee, the governance structure of the entity and how cash from project operations is distributed. We believe that such existing disclosure gives investors an important understanding of our material equity method investments.

In future filings, we will describe why ownership percentages are not disclosed. Below we have included proposed expanded disclosure utilizing the information as of December 31, 2023 to illustrate the additional discussion to be included, with the underlined text being our proposed addition.

Addition to Note 13. Equity Method Investments beginning on page 114

During the years ended December 31, 2023, 2022, and 2021 we recognized income of $141 million, $31 million, and $126 million respectively, from our equity method investments. We describe our accounting for the non-controlling equity investments in Note 2. As of December 31, 2023 and 2022, we had 46 and 34 investments, respectively, which we accounted for under the equity method. The majority of these investees are limited liability companies taxed as partnerships wherein we participate in cash distributions and tax attributes according to pre-negotiated profit-sharing arrangements. The limited liability company agreements do not define a fixed percentage of our ownership of these entities, and our claims on the net assets of each investment changes over time as preferred investors achieve their pre-negotiated preferred returns.

8. Long-term debt
Interest rate swaps, page 108

3.We note your interest rate swaps that are designated and qualify as cash flow hedges of interest rate risks associated with your floating-rate loans. Please tell us and/or revise future filings to ensure your disclosures comply with all requirements outlined within Section 815-30-50 of the Accounting Standards Codification. For example, we could not locate disclosures related to the estimated net amount of the existing gains or losses that is reported in accumulated other comprehensive income at the reporting date that is expected to be reclassified into earnings within the next 12 months.

In response to the Staff’s comment, we have included below the disclosure requirements under ASC 815-30-50 and either the location of the disclosure, or the rationale for the disclosure not being included in our 2023 Form 10-K.

Codification Reference	Requirement	Company Response
815-30-50-1 (a)	Subparagraph not used	Not applicable
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815-30-50-1 (b)	A description of the transactions or other events that will result in the reclassification into earnings of gains and losses that are reported in accumulated other comprehensive income
We state the following in Note 2 to our consolidated financial statements under the subheading Derivative Financial Instruments:

If a derivative is designated as a cash flow hedge and meets the highly effective threshold, the change in the fair value of the derivative is recorded in AOCI, net of associated deferred income tax effects and is recognized in earnings at the same time as the hedged item.

In future periods, we will revise disclosure to clarify that for these derivatives, “at the same time as the hedged item” means that gains and losses are reclassified into earnings as interest expense when the hedged item is recognized in earnings.

815-30-50-1 (c)	The estimated net amount of the existing gains or losses that are reported in accumulated other comprehensive income at the reporting date that is expected to be reclassified into earnings within the next 12 months	Several of our interest rate swaps are forward starting and do not have any amounts reported in accumulated other comprehensive income as of December 31, 2023 that were expected to be reclassified into earnings within the next 12 months. The amount of gains and losses reported in accumulated other comprehensive income expected to be reclassified into earnings in the twelve months subsequent to December 31, 2023 was approximately $2 million, an amount which is immaterial to the consolidated financial statements and disclosures within our Form 10-K. However, we will disclose this amount in future periods regardless of materiality.
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815-30-50-1 (d)	The maximum length of time over which the entity is hedging its exposure to the variability in future cash flows for forecasted transactions excluding those forecasted transactions related to the payment of variable interest on existing financial instruments	We disclose the term of each derivative which we have designated as a cash flow hedging instrument, which is also the period of the hedging designation. In future filings, we will clarify that these disclosed dates are also applicable to the forecasted transactions, which are the interest payments associated with our interest rate exposure.
815-30-50-2	As part of the disclosures of accumulated other comprehensive income, pursuant to paragraphs 220-10-45-14 through 45-14A, an entity shall separately disclose all of the following:	See individual responses below.
815-30-50-2 (a)	The beginning and ending accumulated derivative instrument gain or loss	In Note 8, we state that we entered into all derivative instruments in 2023, which establishes that the beginning balance is zero. We disclose the ending fair value of each instrument and state that the net unrealized gains and losses are included in accumulated other comprehensive income (“AOCI”). In future periods where the beginning balance is not zero, we will present a rollforward of our AOCI balance related to these derivatives to meet this requirement.
815-30-50-2 (b)	The related net change associated with current period hedging transactions	We disclose the OCI associated with hedging transactions for the year ended December 31, 2023, in our statement of changes in stockholder equity. In future periods, we will include the OCI in the rollforward which we described in our response to 815-30-50-2 (a) above.
815-30-50-2 (c)	The net amount of any reclassification into earnings
In Note 8, we disclose the following with respect to the net amount of reclassification into earnings:

A benefit of $6 million was included in interest expense as a result of our hedging activities for the year ended December 31, 2023.

815-30-50-2 (d)	The difference between the change in fair value of an excluded component and the initial value of that excluded component recognized in earnings under a systematic and rational method in accordance with paragraph 815-20-25-83A.	Not applicable, as we are not excluding any components of our derivatives from our hedge designations.
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815-30-50-3	For guidance on qualitative disclosures, see paragraph 815-10-50-5	See discussion below.
815-10-50-5
Qualitative disclosures about an entity's objectives and strategies for using derivative instruments (and nonderivative instruments that are designated and qualify as hedging instruments pursuant to paragraphs 815-20-25-58 and 815-20-25-66) may be more meaningful if such objectives and strategies are described in the context of an entity's overall risk exposures relating to all of the following:

a.Interest rate risk
b.Foreign exchange risk
c.Commodity price risk
d.Credit risk
e.Equity price risk.

Those additional qualitative disclosures, if made, should include a discussion of those exposures even though the entity does not manage some of those exposures by using derivative instruments. An entity is encouraged, but not required, to provide such additional qualitative disclosures about those risks and how they are managed.

In Note 2 under the subheading Derivative Financial Instruments, we disclose the following regarding our objectives and strategies for using derivative instruments.

We use derivative financial instruments, including interest rate swaps and collars, to manage, or hedge, our interest rate risk exposures associated with new debt issuances and anticipated refinancings of existing debt, to manage our exposure to fluctuations in interest rates on floating-rate debt, and to optimize the mix of our fixed and floating-rate debt. Our objective is to reduce the impact of changes in interest rates on our results of operations and cash flows.

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In connection with responding to the Staff’s comments, we acknowledge the following:
•the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We trust we have been responsive to the Staff’s comments. Please contact Charles at 410-571-6171 or me at 410-571-6187 if you have questions regarding the matters in this letter.

Very truly yours,

/s/ Marc T. Pangburn
Marc T. Pangburn
Chief Financial Officer and Executive Vice President
mpangburn@hasi.com

/s/ Charles W. Melko
Charles W. Melko
Chief Accounting Officer, Treasurer, and Senior Vice President
CMelko@hasi.com

Enclosures
cc:     HA Sustainable Infrastructure Capital, Inc., f/k/a Hannon Armstrong Sustainable Infrastructure Capital, Inc.
        Steven L. Chuslo

    Clifford Chance US LLP
    Andrew S. Epstein

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